SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

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                               SCHEDULE 14D-1
                              FINAL AMENDMENT
                           TENDER OFFER STATEMENT
    Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934
                                    and
                                STATEMENT ON
                                SCHEDULE 13D
                              FINAL AMENDMENT
                 Under the Securities Exchange Act of 1934

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                             SEDGWICK GROUP PLC
                         (Name of Subject Company)

                      MARSH & MCLENNAN COMPANIES, INC.
                                  (Bidder)

                    ORDINARY SHARES of 10 pence each and
             AMERICAN DEPOSITARY SHARES, each representing five
                      ORDINARY SHARES and evidenced by
                        AMERICAN DEPOSITARY RECEIPTS
                       (Title of Class of Securities)
                        815673108 (ORDINARY SHARES)
                   815673207 (AMERICAN DEPOSITARY SHARES)
                   (CUSIP Number of Class of Securities)


                            GREGORY F. VAN GUNDY
                       GENERAL COUNSEL AND SECRETARY
                        1166 AVENUE OF THE AMERICAS
                       NEW YORK, NEW YORK 10036-2774
                               (212) 345-5000
          (Name, Address and Telephone Number of Person Authorized
         to Receive Notices and Communications on Behalf of Bidder)

                                 COPIES TO:

           DAVID J. FRIEDMAN                         MARK RAWLINSON
          MICHAEL E. HATCHARD                          FRESHFIELDS
 SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP           65 FLEET STREET
            919 THIRD AVENUE                     LONDON ECY 1HS, ENGLAND
        NEW YORK, NEW YORK  10022                 (011) 44-171-936-4000
            (212) 735-3000



           Marsh & McLennan Companies, Inc., a Delaware corporation ("Marsh & McLennan"), hereby amends and supplements its Tender Offer Statement on
 Schedule 14D-1 ("Schedule 14D-1") filed with the Securities and Exchange Commission (the "Commission") on September 4, 1998 relating to the offer to purchase (the "Ordinary Offer") all of the (a) ordinary shares of 10 pence each ("Sedgwick Shares") of Sedgwick Group plc ("Sedgwick") at a price of 225 pence in cash per Sedgwick Share and (b) American Depositary Shares of Sedgwick ("Sedgwick ADSs"), each representing five Sedgwick Shares and evidenced by American Depositary Receipts, at a price of pound sterling11.25 in cash per Sedgwick ADS. This Final Amendment to the
 Schedule 14D-1 also constitutes the Final Amendment to the Schedule 13D of Marsh & McLennan with respect to Sedgwick Shares and Sedgwick ADSs filed with the Commission on September 3, 1998.

           Item 6.   Interest in Securities of the Subject Company

           Items 6(a) and (b) are hereby amended and supplemented by incorporation by reference therein of the following information:

           As of 12:00 p.m. (London time) on February 22, 1999, all of the Sedgwick Shares (including Sedgwick Shares evidenced by Sedgwick ADSs) that had not been acquired pursuant to the Ordinary Offer have been acquired by Marsh & McLennan and will be registered in the name of Marsh & McLennan.

           Item 10.  Additional Information.

           Item 10(f) is hereby amended and supplemented by incorporation by reference of the following information:

            The information set forth in Item 6 above is incorporated by reference herein.



                                 SIGNATURES

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                MARSH & McLENNAN COMPANIES, INC.


                                By: /s/ Gregory F. Van Gundy
                                   ------------------------------------
                                   Name:  Gregory F. Van Gundy
                                   Title: General Counsel and Secretary


 Dated:  March 18, 1999